January 15, 2008

Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549-7010

ATTENTION: Shannon Buskirk, Division of Corporate Finance

RE :	GulfMark Offshore, Inc. Form 10-K for Fiscal Year ended December 31, 2006 Filed March 1, 2007 Forms 10-Q for the Fiscal Quarter ended September 30, 2007 Filed November 2, 2007 File No. 000-22853

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filings, on behalf of GulfMark Offshore, Inc. (the “Company” or “GulfMark”), we submit the following proposed responses to your letter dated December 31, 2007.  The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of December 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

New Vessel Construction and Acquisition Program, page 8

Comment:

1.
We note you entered into forward currency contracts to hedge the foreign currency exchange risk associated with the construction costs of vessels that were acquired in 2007.  We also note from disclosures in your Form 10-Q for the quarterly period ended September 30, 2007 that you continue to enter into forward currency contracts for the construction of additional vessels in 2007 and future periods.  Your policy disclosure on page 41 states that these contracts are accounted for as fair value hedges with the gains and losses recognized in income.  Your disclosure also states that any gains or losses resulting from the change in the fair value adjust the asset value of the vessel.  Please clarify how you account for gains and losses from your hedging activity and how your policy complies with SFAS 133 and related interpretations.  As part of your response, explain why you have reported unrecognized gains from hedging activity as of December 31, 2006 and September 30, 2007.

GulfMark Offshore, Inc. 10111 Richmond Ave. Suite 340 Houston, Texas 77042
Phone 713-963-9522 Fax 713-963-9796

Securities and Exchange Commission
January 15, 2008

Response:

Our forward currency contracts were acquired to specifically hedge the foreign currency exposure related to firm contractual commitments in the form of future vessel payments and, as a result, by design, there is an exact offset between the gain or loss exposure in the related underlying contractual commitment.  These hedging relationships were formally documented at inception and the contracts have been and continue to be highly effective.   During the life of these fair value hedges, the change in value of the foreign currency contract is recorded in income.  In addition, the change in value of the foreign currency component of the firm commitment is also recorded in income.  As long as there is no hedge ineffectiveness, the amounts recorded in income will offset, resulting in no income statement effect.  However, the firm commitments are carried on the balance sheet at an amount representing the change in value of its foreign currency component during the periods the hedge is in place.   When the vessel payment is made, the carrying amount of the firm commitment will become part of the carry amount of the vessel and will be included in future depreciation of the cost of the asset.  Overall, we believe our forward currency contracts qualify for fair value hedge accounting per paragraph 20 of SFAS No. 133 and gains and losses are properly accounted for per paragraph 22 of SFAS No. 133. To avoid confusion, in future filings, the disclosure will be clarified to indicate that the balance sheet actually reflects the change in fair value of the foreign currency contracts and purchase commitments, not unrealized gains.

Comment:

2.
 You disclose the forward currency contracts entered into during August 2007 are “expected to be designated as fair value hedges and deemed highly effective” in future periods on page 9 in your Form 10-Q for the quarterly period ended September 30, 2007.  Please clarify why you have not completed the initial assessment of the effectiveness of this hedge as of September 30, 2007.

Response:

We have formally documented all relationships between hedging instruments and hedged items, including the risk-management objective and strategy, relating to our various hedge transactions through September 30, 2007.  This process includes linking all derivatives to specific assets, liabilities or firm commitments.  We have also formally assessed (both at inception and on an on-going basis) whether the derivatives may be expected to remain highly effective in future periods. Specific to your point, we will prospectively clarify the disclosure to indicate that the forward contracts are designated as fair value hedges and are highly effective.

Selected Consolidated Financial Data, page 17

Comment:

Securities and Exchange Commission
January 15, 2008

3.
We note your disclosure of EBITDA and Adjusted EBITDA as non-GAAP financial measures and the related disclosure in note (d) on page 18.  The disclosures in note (d) do not appear to meet the requirements of Item 10(e) of Regulation S-K, specifically it is not sufficient to state these amounts are disclosed because “they are used by security analysts, investor and other interested parties”.  Please review these disclosures and the calculation of these non-GAAP financial measures to ensure they comply with the requirements of Item 10(e) and the related guidance in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Non-GAAP FAQ”).  In addition, we note that your reference to the EBITDA non-GAAP measure is not consistent with the Section 1 of SEC Release 34-47226.  Please ensure any references to EBITDA are consistent with the definition; we refer you to Question 14 of the Non-GAAP FAQ.

Response:

We view EBITDA primarily as a liquidity measure.  EBITDA is widely used by our investment community, creditors, and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP financial results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt and meet our ongoing liquidity requirements.

We believe we meet the requirements in Item 10(e) of Regulation S-K.  We present and reconcile our EBITDA and Adjusted EBITDA to GAAP, as well as provide a statement disclosing the reason why management believes the presentation of non-GAAP financial measures provide useful information to investors.  Our EBITDA and Adjusted EBITDA are intended to adjust for non-operating and non-cash related items; not to smooth earnings as outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Since the oil service industry and our Company are asset-intensive with significant depreciation charges, the analysts who follow and report on the oil services industry utilize EBITDA as a measure to compare companies within the industry.

Further, our Adjusted EBITDA is consistent with our EBITDA calculation requirement for our long-term debt covenants.  The difference between our Adjusted EBITDA and EBITDA is principally related to non-cash foreign currency transaction adjustments per SFAS 52, as required by our creditor.  Consistent with Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we believe we have used the “earnings” in our EBITDA to mean net income as presented in the statements of operations under GAAP.  The EBITDA and Adjusted EBITDA measures clearly identify the earnings measure being used and all adjustments.

However, to ensure that there is no confusion regarding the definition, calculation and intent, we will expand the information for this selected consolidated financial data to provide additional information on the purposes of the disclosure in future filings with the SEC for related disclosure in note (d) of ITEM 6. Selected Consolidated Financial Data as follows:

_________

(d)
“EBITDA is defined as net income (loss) before cumulative effect of change in accounting principle, interest expense, interest income, income tax (benefit) provision, debt refinancing costs, and depreciation and amortization. Adjusted EBITDA is calculated by adjusting EBITDA for certain items that we believe are non-cash or ~~unusual~~  non-operational, consisting of: (i) loss from unconsolidated ventures; (ii) minority interests; and (iii) other (income) expense, net. EBITDA and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to cash flow data, a measure of liquidity or an alternative to operating income or net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP.

EBITDA and Adjusted EBITDA are presented because ~~we believe~~ they are widely used by security analysts, creditors, investors and other interested parties in the evaluation of companies in our industry. This information is a material component of certain financial covenants in debt obligations.  Failure to comply with the financial covenants could result in the imposition of restrictions on our financial flexibility.  When viewed with GAAP results and the accompanying reconciliation, we believe the EBITDA and Adjusted EBITDA calculation provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt and meet our ongoing liquidity requirements.  EBITDA is also a financial metric used by management as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations.   However, because EBITDA and Adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other companies or comparable for other purposes.  Also, EBITDA and Adjusted EBITDA, as non-GAAP financial measures, have material limitations as compared to cash flow provided by operating activities.    EBITDA does not reflect the future payments for capital expenditures, financing-related charges, and  deferred income taxes that may be required as normal business operations.  Management compensates for these limitations by using our GAAP results to supplement the EBITDA and Adjusted EBITDA calculations.

The following table summarizes the calculation of EBITDA and Adjusted EBITDA for the periods indicated.”

Securities and Exchange Commission
January 15, 2008

Form 10-Q for the period ended September 30, 2007

(6) Multi-Employer Pension Obligation, page 11

Norwegian Pension Plan, page 11

Comment:

4.	Please tell us why you have not recognized net actuarial losses within your net periodic benefit costs during fiscal year 2007.

Response:

In Norway, the Norsk RegnskapsStiftelse, the Norwegian Accounting Standards Board, published the Norwegian guidelines regarding assumptions to be utilized by actuaries when calculating the pension liabilities.  These assumptions are based on economic and analytic factors for the country, among other items, that were reviewed by GulfMark management.   Based on these updated assumptions utilized in calculating the net period benefit costs for the nine months ended September 30, 2007, the calculation did not result in a recognized net actuarial loss.  However, given that the assumptions are updated periodically and December is the measurement date for the actuarial computation of the pension plan, there may be recognized net actuarial losses in future periods.

We hope these responses address your comments.  Please do not hesitate to call me at 713-963-9522 if you have any questions or comments regarding the foregoing.  Thank you for your time and consideration in this matter.

Very truly yours,

/s/ Edward A. Guthrie

Edward A. Guthrie
Executive Vice President – Finance & CFO

cc:	Mr. Mark Anderson, UHY LLP Mr. Scott Barker, UHY LLP Mr. W. Garney Griggs, Strasburger & Price, LLP